Kaye Scholer LLP
1999 Avenue of the Stars, Suite 1700
Los Angeles, California  90067-6048
310 788-1000
Fax 310 788-1200
www.kayescholer.com

May 14, 2010

John Reynolds
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hythiam, Inc.
Registration Statement on Form S-1
Filed on April 19, 2010
File No. 333-166289

Dear Mr. Reynolds:

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Hythiam, Inc. (the “Company”) on April 19, 2010.  The Company has authorized us to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in recent correspondence and telephone conversations.

In response to comment number 1 raised in the letter from the Staff, dated May 13, 2010, and as previously discussed, there is submitted herewith in electronic format for filing with the Commission, Amendment No. 1 to the Registration Statement which removes from the proposed offering any securities other than shares of common stock and warrants to acquire common stock.  The Company proposes to offer shares of common stock and a warrant to acquire one share of common stock for each four shares of common stock purchased.

In addition to the above changes, the Registration Statement includes updated information, including the Quarterly Report on Form 10-Q filed by the Company with respect to the quarter ended March 31, 2010, and some minor revisions.

A marked copy of the amended Registration Statement is being provided to you for ease of review.

We hope that this letter is responsive to your comments and resolves all open issues.  If you have any questions or require further information, please feel free to call me.

Sincerely,

/s/ Glenn D. Smith

Glenn D. Smith, Esq.

KAYE SCHOLER LLP

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Enclosure